Mailstop 3561

May 10, 2006

Via U.S. Mail

Mr. Matthew J. Zola
MS Structured Asset Corp.
1585 Broadway
New York, NY  10036

**Re:     MS Structured Asset Corp.**
**Post-Effective Amendment no. 5 to Registration Statement on Form S-3**
**Filed April 13, 2006**
**File No. 333-101155**

Dear Mr. Zola,

        Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure.  After reviewing this information, we may raise additional comments.  Our page references are to the marked copies that you provided.

**Registration Statement on Form S-3**
General

1.  While we note your response to prior comment one of our letter dated April 7, 2006, please clearly confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.  While we note your response to prior comment 3, please clearly confirm that you will file unqualified legal and tax opinions at the time of each takedown.

3.  We note your response to prior comment 12.  Please further describe what is meant by "[a]ny put option in favor of the trust would be subject to mandatory exercise by the trust."  Specifically, please explain whether, and under what

circumstances, the Standard Terms for the Trust Agreement or other controlling document dictates the exercise of the put option.

4. Please explain whether the put options are permanently integrated with, or are freely separable from, an issuing entity's eligible assets. If they are freely separable, please explain whether the separated put options meet the definition of "eligible asset" as defined in Rule 3a-7(b)(1) under the Investment Company Act of 1940.

5. We note your response to prior comment 13. Please confirm that the call rights and warrants allowing specified persons to purchase trust property would be limited to trusts that contain only one single type of underlying security issued by a single issuer.

6. Please confirm and disclose in both the base prospectus and the prospectus supplement that the call rights and warrants will not be "redeemable securities" as that term is defined in Section 2(a)(32) of the Investment Company Act of 1940, as amended, and under all applicable rules, regulations and interpretations under the act.

**Prospectus Supplement**
Cover Page

7. While we note your response to prior comment 17, please refer to the "trust" as the "issuing entity." Refer to our prior comment 17 and the requested language in Item 1102(d) of Regulation AB.

Summary, page S-1
General

8. We note your response to prior comment 24, however, we also note your disclosure on page 46 of the base prospectus that indicates that the "repo counterparty will have the right to replace the underlying securities" under certain circumstances. Please provide bracketed language in your summary to indicate that you will provide the disclosure as outlined in Item 1103(a)(6) of Regulation AB.

9. We note your response to prior comment 25, however, we continue to believe that providing a graphical illustration identifying the parties to the transaction and illustrating the relationships among the parties, the transfer of assets and the flow of funds might clarify the transaction. Please consider adding such a diagram.

Risk Factors, page S-8

10. Please provide disclosure as to when a call right or warrant is likely to be exercised by its holder (e.g., in a decreasing interest rate environment).

Credit Support, S-10

11. While we note your response to prior comment 29, please expand your disclosure to provide a brief summary of how losses not covered by credit enhancement or support will be allocated to each class of Units. For instance, will the Units share losses equally and on what basis? Refer to Item 1103(a)(3)(ix) of Regulation AB.

Description of Trust Property, page S-17

12. Please include bracketed language, including the third party's name and Commission file number, if applicable. Refer to Item 1100(c)(2) of Regulation AB.

Swap Agreements, page S-30

13. While we note your response to prior comments 28 and 34, please revise your disclosure to indicate that you will determine the significance percentage as outlined in Item 1115.

**Base Prospectus**
Cover Page

14. In the second paragraph, please delete "or other derivative agreements or other assets" and "other types of rights or assets designed to support or ensure the servicing and distribution of amounts due under the Units." All types of credit support should be described in the base prospectus.

Retained interest, page 17

15. We note your response to prior comment 41. The basis of your conclusion that the "call rights" do not constitute securities is unclear from your response. Please expand to provide your analysis. If you conclude that the rights are securities, discuss how their sale will be registered or exempt.

16. We note that the disclosure in your registration statement regarding the retention of rights in the underlying securities remains extremely broad. Please be aware that features where rights or control in the underlying assets are maintained by a depositor (other than those which you characterize as the 'most common examples' in your response) may impact the ability of the instruments to fall

within the definition of "asset-backed securities."  Clarify the disclosure in the registration statement and supplementally tell us whether depositors may retain any rights in the payments on the underlying securities after closing.  To the extent that any other kind of right other than the examples in your previous response are retained by a depositor or other party in the underlying assets of the pool, you may wish to discuss the propriety of such features with the staff prior to any takedown.

Description of Trust Property, page 30
Underlying securities, page 31

17. While we note your revisions made in response to prior comment 45, please provide bracketed form of disclosure in the prospectus supplement to indicate you will provide the information as outlined in Item 1100(e) of Regulation AB.

18. We note your response to our prior comment 47.  Please clarify for us how you believe you will fit within the scenario contemplated in Rule 190(a)(3)(ii).  In your response, please tell us what you mean by the prior issuance of the underlying securities will be "unrelated" to the sale of Units and why you do not believe you will need to comply with Rule 190(b) under the Securities Act.

Repurchase Agreements, page 46

19. Please revise to include the "certain other events" that you say will be specified in the prospectus supplement.

**Part II**
Undertakings

20. We note your response to prior comment, however, it does not appear that your undertakings reflect the updated language of Item 512(a)(1)(iii)(B) and (C) of Regulation S-K.

*     *     *     *     *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Rolaine S. Bancroft at (202) 551-3313.  If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc:    Via Facsimile: (202) 974-1999
       Michael A. Mazzuchi, Esq.
       Cleary Gottlieb Steen & Hamilton LLP